B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2012
(All tabular amounts are expressed in United States dollars, unless otherwise stated)

          This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 26, 2013 and contains certain “Forward-Looking Statements” within the meaning of the Canadian Securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

          The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2012 which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as at December 31, 2012. All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

          B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua and the Philippines, exploration and development projects in Namibia and Colombia and a portfolio of exploration assets in Colombia, Namibia, Nicaragua and Uruguay. The Company currently operates the Libertad Mine and the Limon Mine in Nicaragua, and, commencing on January 16, 2013, the Masbate Mine in the Philippines (see “Subsequent Event - Acquisition of CGA Mining Limited” section). The Company has a 92% interest in the Ojtikoto gold project in Namibia, a 49% interest in the Gramalote property in Colombia, an 80% interest in the Cebollati property in Uruguay, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has options to earn an interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”) and two joint ventures in Nicaragua with Radius Gold Inc. (“Radius”).

          The Company is projecting gold production in 2013 of approximately 385,000 ounces and approximately 400,000 ounces in 2014 from the Libertad, Limon and Masbate mines. With the first full year of gold production from the Otjikoto project in Namibia scheduled for 2015, and increased production projected from the Libertad Mine, the Company is projecting 2015 gold production of 550,000 ounces, based on current assumptions. With the potential development of the Gramalote project (B2Gold 49%/AngloGold Ashanti Limited 51%) in Colombia, gold production could increase to over 700,000 ounces in 2017.

          Subsequent to December 31, 2012, the Company and CGA Mining Limited (“CGA”) completed the combination of the two companies pursuant to which B2Gold acquired all of the issued and outstanding securities of CGA, which resulted in the acquisition of CGA by B2Gold. The primary asset acquired was CGA’s Masbate Mine located in the Philippines. With the completion of the transaction, B2Gold becomes a new intermediate gold producer, achieving geographic and operational diversity while contributing significant cash and future cash flow towards the Company’s development projects.

          Subsequent to December 31, 2012, the Company announced positive results from the feasibility study for the Otjikoto gold project in Namibia, and commencement of mine construction (see “Otjikoto Property – Namibia” section). In addition, the Company announced the acceptance of a committed letter of offer from Macquarie Bank for a $150 million secured revolving corporate loan facility. The facility will be used to fund construction and development costs related to Otjikoto and for general corporate purposes. In the first five years of its mine life, Otjikoto is expected to produce approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce.

          On April 9, 2012, the Company and Radius announced that the two companies had entered into a binding letter agreement pursuant to which the Company agreed, among other things, to acquire a 100% interest in the Trebol and Pavon gold properties in Nicaragua. The parties entered into a definitive share purchase agreement dated July 24, 2012 and completed the transaction on August 10, 2012 (see “Investing activities, Trebol and Pavon” section).

          On December 22, 2011, the Company acquired 100% of the shares of Auryx Gold Corp. (“Auryx”) by way of plan of arrangement (the “Auryx Arrangement”). Pursuant to the terms of the Auryx Arrangement, on December 22, 2011, Auryx became a wholly-owned subsidiary of the Company and all of the issued and outstanding common shares of Auryx were transferred to the Company in consideration for the issuance by the Company to former shareholders of Auryx of 0.23 of a common share, plus a cash payment of C$0.001, for each Auryx common share held. The Company issued an aggregate of 37,187,002 common shares to the former Auryx shareholders in connection with the Auryx Arrangement. The acquisition by the Company of Auryx added to the Company’s property portfolio a 92% interest in the Otjikoto gold project in Namibia. In addition, the Company also acquired a 100% interest in two additional mineral properties in Namibia. For accounting purposes, the Arrangement has been accounted for by B2Gold as a purchase of net assets. For more information, please read Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2012.

SUBSEQUENT EVENT - ACQUISITION OF CGA MINING LIMITED

          On January 31, 2013, the Company and CGA announced that they had completed the combination of the two companies (the “Merger”) by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) and the merger implementation agreement dated September 18, 2012 between the Company and CGA (the “Merger Implementation Agreement”). Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. In addition, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their CGA options. Upon closing of the Merger, CGA became a wholly-owned subsidiary of B2Gold.

          As a result, B2Gold issued an aggregate of 250,039,641 common shares to the former CGA shareholders, representing approximately 39% of B2Gold’s common shares issued and outstanding after closing of the Merger. An additional 1,933,557 common shares of B2Gold were issued to former CGA option holders upon cancellation of their stock options. As at January 31, 2013, following completion of the Merger, there were approximately 645,383,200 issued and outstanding common shares of B2Gold.

          The business combination will be accounted for using the acquisition method, with B2Gold as the acquirer of CGA. The results of operations of CGA will be consolidated with those of B2Gold commencing on the Acquisition Date. For accounting purposes, the Acquisition Date was determined to be January 16, 2013. The primary asset acquired was CGA’s Masbate Mine located in the Philippines.

          The Masbate gold mine based on CGA’s guidance is projected to produce approximately 200,000 ounces of gold annually over the current mine life of 15 years with the potential to extend beyond current projections given the significant exploration upside. B2Gold’s management and technical teams look forward to working with the highly experienced Masbate management team and employees to continue to optimize mine operations and unlock the ultimate potential of the property. B2Gold plans to release its own guidance on the Masbate gold mine near mid-year of 2013 once it has had additional time to review the mine plan and costs, and the reserve estimate.

          The Masbate deposit has measured and indicated mineral reserves of 204.3 million tonnes at 0.76 grams per tonne (“g/t”) gold containing 5.1 million ounces of gold and an inferred mineral resource of 102.8 million tonnes at 0.86 g/t gold containing 2.8 million ounces of gold (based on the NI 43-101 Technical Report filed on sedar by CGA on June 21, 2012). B2Gold intends to release updated reserves and resources guidance for the Masbate gold mine in the next few months.

REVIEW OF FINANCIAL RESULTS

Selected Annual & Quarterly Financial and Operating Results:

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2012	2011	2012	2011	2010

Gold revenue ($ in thousands)	70,783	66,894	259,051	225,352	127,521

Gold sold (ounces)	41,627	39,557	155,008	144,013	101,105

Average realized gold price ($/ounce)	1,700	1,691	1,671	1,565	1,261

Gold produced (ounces)	44,324	38,808	157,885	144,604	108,688

Cash operating costs ($/ounce gold)	604	542	587	527	591

Total cash costs ($/ounce gold)	657	632	640	612	657

Adjusted net income (1)(2) ($ in thousands)	17,642	23,339	79,598	80,521	16,068

Adjusted earnings (loss) per share – basic ($)	0.05	0.07	0.21	0.24	0.05

Adjusted earnings (loss) per share – diluted ($)	0.04	0.07	0.20	0.23	0.05

Net income (loss) ($ in thousands) (2)	10,948	20,837	51,907	56,300	20,031

Earnings (loss) per share – basic ($/share)	0.03	0.06	0.13	0.17	0.07

Earnings (loss) per share – diluted ($/share)	0.03	0.06	0.13	0.16	0.06

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	31,124	35,361	114,399	108,930	36,823

Total assets ($ in thousands)	676,465	563,041	676,465	563,041	334,654

Long-term financial liabilities ($ in thousands)	-	-	-	-	-

(1)

Adjusted net income is a non-GAAP measure which excludes foreign exchange gains (losses), CGA acquisition costs, the write-off of mining interests and non-cash items consisting of deferred income tax expense and share-based payments expense. In addition, the 2010 comparatives exclude non-cash derivative losses on Canadian dollar denominated common share purchase warrants issued as part of the March 2009 Central Sun acquisition which are considered derivative instruments under IFRS, and the gain on sale of the Company’s interest in the Kupol East and West licenses.

(2)	Attributable to the shareholders of the Company.

Fourth quarter 2012 and 2011

           The Company achieved record consolidated gold production from the Libertad and Limon mines in Nicaragua in the fourth quarter of 2012, producing 44,324 ounces of gold. Total gold production for 2012 was 157,885 ounces, another annual record and within the Company’s 2012 guidance.

          The Company is projecting another record year for gold production in 2013, with consolidated production from the Libertad and Limon Mines in Nicaragua estimated to total approximately 185,000 to 195,000 ounces of gold at a cash operating cost of approximately $605 to $635 per ounce. Gold production for the first half of 2013 from the two mines is estimated to total approximately 82,000 to 87,000 ounces of gold at a cash operating cost of approximately $650 to $680 per ounce and for the second half approximately 103,000 to 108,000 ounces of gold at a cash operating cost of approximately $570 to $600 per ounce.

          With the completion of the B2Gold/CGA Transaction, the Company is projecting consolidated gold production in 2013 of approximately 385,000 ounces from the Libertad, Limon and Masbate mines.

          Total gold revenue for the fourth quarter of 2012 increased to a record $70.8 million on sales of 41,627 ounces at an average price of $1,700 per ounce compared to $66.9 million on sales of 39,557 ounces at an average price of $1,691 per ounce in the 2011 fourth quarter. The Libertad Mine accounted for $50.6 million (Q4 2011 - $47.1 million) of gold revenue from the sale of 29,727 ounces (Q4 2011 – 27,786 ounces) while $20.2 million (Q4 2011 - $19.8 million) was contributed by the Limon Mine from the sale of 11,900 ounces (Q4 2011 – 11,771 ounces).

          The Company’s consolidated gold production during the fourth quarter of 2012 was 44,324 ounces at an operating cash cost of $604 per ounce compared to 38,808 ounces produced over the same period last year at an operating cash cost of $542 per ounce.

          The Libertad Mine produced 30,113 ounces of gold, achieving a new quarterly production record, at an operating cash cost of $589 per ounce compared to budget of 28,763 ounces at an operating cash cost of $564 per ounce. The positive variance in gold production was mainly due to higher through-put tonnage (512,603 tonnes compared to budget of 508,936 tonnes) and a favourable variance in recovery (94.1% versus 90.4% budgeted). Gold recovery continues to outperform budget as the Company optimizes its plant processes. The Santa Maria Pit is in development and will start to produce ore in the first quarter of 2013. On October 16, 2012, the Company announced that it has received the mining permit for the Jabali Central deposit on the Libertad property. Mine infrastructure development has commenced.

          The Limon Mine also had an outstanding quarter, achieving its highest quarterly output since B2Gold completed its business combination with Central Sun Mining Inc. on March 26, 2009. The Limon Mine produced 14,211 ounces (Q4 2011 – 12,650 ounces) of gold at an operating cash cost of $635 per ounce (Q4 2011 - $672 per ounce) compared to budget of 15,628 ounces at an operating cash cost of $612 per ounce.

          Cash flow from operating activities before changes in non-cash working capital was $31.1 million ($0.08 per share) in the fourth quarter of 2012 compared to $35.4 million ($0.10 per share) in the fourth quarter of 2011. Cash flow from operations in the quarter was the second highest in the Company’s history (on an after tax basis), but was lower than in the fourth quarter of 2011, as a result of higher Nicaraguan income taxes payable. Current tax expense was $4.1 million higher in the fourth quarter of 2012, as the Company had used most of its non-capital loss carry forwards, relating to the Libertad Mine, in the fourth quarter of 2011 to significantly offset its 2011 Nicaraguan taxable income.

          The Company’s strong operational performance and solid gold prices enabled the Company to finish the year with $67.9 million in cash and cash equivalents.

          Adjusted net income was $17.6 million ($0.05 per share) compared to $23.3 million ($0.07 per share) in the same period of 2011. Adjusted net income was calculated by excluding non-cash share-based compensation expense of $2.9 million (Q4 2011 - $0.9 million), the write-off of a mineral property option and exploration costs of $1.5 million (Q4 2011 - $nil), CGA acquisition costs of $1.1 million (Q4 2011 - $nil), non-cash deferred income tax expense of $0.6 million (Q4 2011 - $2.3 million), and foreign exchange losses of $0.6 million (Q4 2011 – foreign exchange gains of $0.8 million). The decrease in adjusted net income was mainly the result of higher Nicaraguan income taxes, as described above.

          For the fourth quarter of 2012, the Company generated (GAAP) net income of $10.9 million ($0.03 per share) compared to $20.8 million ($0.06 per share) in the equivalent period of 2011.

          General and administrative costs relate to the Company’s head office in Vancouver, the Managua office in Nicaragua and administrative costs incurred in Costa Rica. Consolidated general and administrative costs increased in the fourth quarter of 2012 compared to the year ago period by approximately $0.5 million, reflecting increased corporate growth/development activities.

          Share-based payments expense for the quarter increased by $1.9 million compared to the same quarter in 2011 due to stock options and restricted share units (“RSU”) granted in 2012.

Fiscal Years 2012 and 2011

          Total gold production for 2012 was 157,885 ounces, an annual record and within the Company’s 2012 guidance.

          The Company is projecting another record year for gold production in 2013, with consolidated production from the Libertad and Limon Mines in Nicaragua estimated to total approximately 185,000 to 195,000 ounces of gold at a cash operating cost of approximately $605 to $635 per ounce. With the completion of the B2Gold/CGA Transaction, the Company is projecting consolidated gold production in 2013 of approximately 385,000 ounces from the Libertad, Limon and Masbate mines.

          Total gold revenue for 2012 was a record $259.1 million on sales of 155,008 ounces at an average price of $1,671 per ounce compared to $225.4 million on sales of 144,013 ounces at an average price of $1,565 per ounce in 2011. The Libertad Mine accounted for $179.6 million (2011 - $154.8 million) of gold revenue from the sale of 107,398 ounces (2011 – 98,797 ounces) while $79.5 million (2011 - $70.6 million) was contributed by the Limon Mine from the sale of 47,610 ounces (2011 – 45,216 ounces).

          The Company’s consolidated gold production in 2012 was 157,885 ounces at an operating cash cost of $587 per ounce compared to 144,604 ounces being produced in 2011 at an operating cash cost of $527 per ounce.

          The Libertad Mine produced a record 108,935 ounces at an operating cash cost of $529 per ounce compared to budget of 103,493 ounces at an operating cash cost of $557 per ounce. Gold production was higher than budget as a result of higher gold grades (1.80 g/t gold versus budget of 1.77 g/t) and higher gold recoveries (92.5% compared to budget of 90.4%). Operating expenses were marginally higher than budget, however, due to increased gold production the operating cash cost per ounce was lower than budget.

          The Limon Mine also had an outstanding year, achieving its highest annual output since B2Gold completed its business combination with Central Sun Mining Inc. on March 26, 2009. The Limon Mine produced 48,950 ounces (2011 – 45,037 ounces) of gold at an operating cash cost of $715 per ounce (2011 - $678 per ounce) compared to budget of 50,377 ounces at an operating cash cost of $701 per ounce.

          Cash flow from operating activities before non-cash working capital changes increased to $114.4 million ($0.30 per share) in 2012 from $108.9 million ($0.32 per share) in the previous year. The increase reflects the Company’s strong operating performance from both its Libertad and Limon mines and strength in gold prices, partially offset by higher Nicaraguan income taxes payable. The Company had used most of its non-capital loss carry forwards, relating to the Libertad Mine, in the fourth quarter of 2011 to significantly offset its 2011 Nicaraguan taxable income.

          Adjusted net income was $79.6 million ($0.21 per share) in 2012 compared to $80.5 million ($0.24 per share) in 2011. Adjusted net income was calculated by excluding non-cash share-based compensation expense of $16.6 million (2011 - $6.2 million), non-cash deferred income tax expense of $7.5 million (2011 - $17.9 million), write-off of mineral property option costs of $1.5 million (2011 - $nil), CGA acquisition costs of $1.6 million (2011 - $nil), and foreign exchange losses of $0.5 million (2011 - $0.1 million). The decrease in adjusted net income was mainly due to an $11.6 million increase in current tax expense, as described above.

          For 2012, the Company generated (GAAP) net income of $51.9 million ($0.13 per share) compared to $56.3 million ($0.17 per share) in 2011.

          Royalty and production tax expense decreased to $8.5 million from $12.2 million in 2011, attributable to the revised tax treatment of ad-valorem taxes (see below).

          In Nicaragua, the State is entitled to a proportional extraction royalty (“ad-valorem” tax) over the substances extracted from a mineral concession. The amount of ad-valorem tax is 3% for minerals. Under Nicaraguan law, the ad-valorem tax paid is considered a deductible expense for purposes of computing corporate income tax. However, when this law was enacted, it included a grandfathering rule which allowed concessions granted prior to this law to continue operating under its existing regime. Under the mining law applicable to Desarrollo Minero de Nicaragua S.A. (“Desminic”), the Company’s indirect subsidiary which owns and operates the Libertad Mine, the amount paid as ad-valorem tax could be applied as a direct credit against corporate income tax.

          On May 25 2012, the Nicaraguan tax administration notified Desminic that it accepted Desminic’s request to treat ad-valorem taxes paid by Desminic as direct credits against Desminic’s corporate income tax due, rather than as a deductible expense in computing its corporate income tax. Prior to the acceptance of Desminic’s request, the Company had taken a conservative position treating its ad-valorem payments as a deductible expense rather than as a tax credit. In the second quarter of 2012, the Company began recording these payments as tax credits. Ad-valorem taxes paid in the first quarter of 2012 of $1.3 million were also reclassified from royalty and production tax expense on the consolidated statement of operations to income tax credits (reducing estimated current taxes payable on the consolidated balance sheet).

          The Company has also filed amended 2011 and 2010 income tax returns for Desminic to report the ad-valorem taxes as direct credits. This resulted in a $1.7 million reduction in current income taxes and a $2.6 million reduction in deferred income taxes. These reductions were recorded in the second quarter of 2012.

          The Company’s subsidiary which owns and operates the Limon Mine, Triton Minera S.A., continues to record its ad-valorem payments as a deductible expense rather than a tax credit as it operates under the new mining law.

          General and administrative costs relate to the Company’s head office in Vancouver, the Managua office in Nicaragua and administrative costs incurred in Costa Rica. Consolidated general and administrative costs increased to $17.6 million from $16.6 million in 2011, reflecting increased corporate growth/development activities.

          Share-based payment expense increased to $16.6 million in 2012 from $6.2 million in 2011. The increase was due to the issuance of 2.4 million RSU in the second quarter of 2012 and 10 million additional stock options in the first quarter of 2012 (the fair values of both the RSU and stock options are being recognized over their respective vesting periods). The share-based compensation expense in 2012 relating to RSU was $5 million (2011 - $nil) and $10 million (2011 - $2.8 million) to stock options. Also included in share-based compensation expense was $1.6 million, the market value of 0.5 million common shares awarded under the Company’s Incentive Plan to a senior employee, George Johnson, on May 28, 2012. None of the stock options granted were awarded to senior employees who were founders of the Company.

          Total assets increased to $676.5 million at December 31, 2012 from $563 million at December 31, 2011, due to a $122 million increase in mining interests, partially offset by a $13.5 million decrease in working capital. Additions to mining interests included $30.9 million and $20.4 million being spent (on a cash basis) in 2012 on the exploration and development of the Gramalote and Otjikoto projects, respectively, as well as $12.7 million on Jabali. The Company also acquired the Trebol and Pavon properties from Radius for non-cash consideration of $16.9 million. The remaining increase in mining interests was mainly attributable to additions to property, plant and equipment at the Libertad and Limon mines (see “Investing activities” section) and to capitalized exploration expenditures.

Fiscal Years 2011 and 2010

          Gold revenue for 2011 was $225.4 million on sales of 144,013 ounces at an average price of $1,565 per ounce compared to $127.5 million on sales of 101,105 ounces at an average price of $1,261 per ounce in 2010. Gold revenue increased by 77%, due to a 24% increase in the average gold price received and a 42% increase in gold ounces sold. The Libertad Mine accounted for $154.8 million of gold revenue from the sale of 98,797 ounces while $70.6 million was contributed by the Limon Mine from the sale of 45,216 ounces.

          Cash flow from operating activities (before non-cash working capital changes) increased by 196% to $108.9 million ($0.32 per share) in 2011 from $36.8 million ($0.12 per share) in the previous year. The increase reflects the Company’s strong operating performance from both its Libertad and Limon Mines and strength in gold prices.

          The Company’s consolidated gold production in 2011 was 144,604 ounces (exceeding the Company’s original guidance of 135,000 ounces) at an operating cash cost of $527 per ounce (also better than guidance) compared to 108,688 ounces produced over the same period last year at an operating cash cost of $591 per ounce (and compared to the 2011 budget which was 136,410 ounces of gold at an operating cash cost of $549 per ounce).

          Adjusted net income was $80.5 million ($0.24 per share) in 2011 compared to $16.1 million ($0.05 per share) in the same period of 2010. Adjusted net income was calculated by excluding non-cash deferred income tax expense of $17.9 million (2010 - $6.5 million), resulting mainly from a decrease in non-capital tax loss carry-forwards, non-cash share-based compensation expense of $6.2 million (2010 - $1.9 million) and foreign exchange losses of $0.1 million (2010 – foreign exchange gains of $1.2 million). The adjusted net income in 2010 also excluded a $24.1 million gain from the sale of the Company’s interest in the Kupol East and West licenses, a write-off of deferred exploration costs of $2.8 million and non-cash derivative losses of $10 million relating to common share purchase warrants. The Company’s Canadian dollar denominated common share purchase warrants issued as part of the March 2009 acquisition of Central Sun were considered derivative instruments under IFRS.

          For 2011, the Company generated (GAAP) net income of $56.3 million ($0.17 per share) compared to $20 million ($0.07 per share) in the equivalent period of 2010.

          General and administrative costs in 2011 increased to $16.6 million from $13 million, mainly as a result of salary increases, reflecting the growth of the Company, and bonuses paid to senior management at the Vancouver and Managua offices.

          The increase in share-based compensation expense of $4.2 million over the same period in 2010 mainly reflected the market value of 1 million common shares awarded under the Company`s Incentive Plan to a senior employee, George Johnson, of the Company on July 5, 2011. At the time the Incentive Plan was established, it was assumed that allocations from the Plan would occur outside the Company. The Company was controlled by individuals, who report the shares in the Plan on their Insiders Reports, and there is no requirement to consult the Company regarding distributions. It was also assumed, therefore, that any distribution would not be recorded by the Company. Furthermore, since these shares were issued from treasury in 2007 and held by the trust, this transaction has not resulted in any changes to the overall outstanding shares of the Company.

          During 2011, the Company contributed approximately $4 million (2010 - $0.9 million) to social programs, mostly in Nicaragua. A contribution of $0.75 million was made in October 2011 to the National System for Prevention, Mitigation and Attention to Disasters, to alleviate the immediate needs of the population affected by heavy rains in several areas of Nicaragua.

          Total assets increased to $563 million at December 31, 2011 from $334.7 million at December 31, 2010, mainly due to an increase in mining interests as a result of the acquisition of Auryx Gold’s Otjikoto property on December 22, 2011 as well as to 2011 capital expenditures (including exploration and development) incurred mostly on the Libertad and Limon Mines and Gramalote project (see “Investing activities” section).

LIBERTAD MINE – NICARAGUA

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2012	2011	2012	2011

Gold revenue ($ in thousands)	50,549	47,055	179,558	154,758

Gold sold (ounces)	29,727	27,786	107,398	98,797

Average realized gold price ($/ounce)	1,700	1,693	1,672	1,566

Tonnes of ore milled	512,603	500,726	2,041,415	1,992,264

Grade (grams/tonne)	1.94	1.77	1.80	1.72

Recovery (%)	94.1	92.0	92.5	91.0

Gold production (ounces)	30,113	26,158	108,935	99,567

Cash operating costs ($/ounce gold)	589	479	529	460

Total cash costs ($/ounce gold) (3)	626	567	564	541

Cash flows from Libertad Mine operations (4)	34,577	31,487	120,569	101,911

Capital expenditures ($ in thousands)	6,696	5,065	29,586	28,098

Capital expenditures ($ in thousands) – Jabali development	4,146	3,358	12,693	7,834

Exploration ($ in thousands) – including Jabali exploration	1,219	3,210	6,712	10,747

(3)

In the second quarter of 2012, the Company began recording its ad-valorem taxes as tax credits. Ad-valorem taxes paid in the first quarter of 2012 of $1.3 million were reclassified from royalty and production tax expense on the consolidated statement of operations to income tax credits (reducing estimated current taxes payable on the consolidated balance sheet).

(4)	Cash flows from Libertad Mine operations is a non-GAAP measure calculated based on gold revenue less total cash operating costs.

          The Libertad Mine established a new quarterly production record of 30,113 ounces of gold in the fourth quarter of 2012, which capped off a record production year of 108,935 ounces of gold, at the upper range of 2012 guidance.

          As a result of record gold production and continued strong spot gold prices, the Libertad Mine also generated record cash flows from operations of $34.6 million in the quarter (Q4 2011 - $31.5 million), representing an increase of approximately 17.5% compared with the previous quarter in 2012 and 10% compared with the same period in 2011. Annual cash flows from the Libertad Mine were also a record $120.6 million, an increase of 18.3% over last year’s record.

          Gold sales from the Libertad Mine totalled 29,727 ounces in the fourth quarter of 2012 (Q4 2011 – 27,786 ounces) at an average realized price of $1,700 per ounce (Q4 2011 - $1,693 per ounce), generating revenue of $50.5 million (Q4 2011 - $47.1 million).

          For the fourth quarter of 2012, the Libertad Mine produced 30,113 ounces of gold at an operating cash cost of $589 per ounce compared to budget of 28,763 ounces at an operating cash cost of $564 per ounce. The positive variance in gold production was mainly due to higher through-put tonnage (512,603 tonnes compared to budget of 508,936 tonnes) and a favourable variance in recovery (94.1% versus 90.4% budgeted). Gold recovery continues to outperform budget as the Company optimizes its plant processes. The Crimea pit contributed 43% and the Mojon pit 57% of the ore milled in the quarter (no spent ore was processed in the quarter). The Santa Maria Pit is in development and will start to produce ore in the first quarter of 2013. Although gold production was better than budget, the operating cash cost per ounce was slightly higher than budget mainly due to higher mining costs (contractor, blasting, fuel), crushing and grinding costs, and higher process plant consumable use and cost (power, reagents). Mill throughput averaged 5,572 tonnes per day for the quarter.

          For the year ended 2012, the Libertad Mine generated gold revenue of $179.6 million from the sale of 107,398 ounces at an average price of $1,672 per ounce, compared to $154.8 million from the sale of 98,797 ounces at an average price of $1,566 per ounce in the same period of 2011. Total gold production was 108,935 ounces at an operating cash cost of $529 per ounce compared to budget of 103,493 ounces at $557 per ounce. Gold production was higher than budget as a result of higher gold grades (1.80 g/t gold versus budget of 1.77 g/t) and higher gold recoveries (92.5% compared to budget of 90.4%). Operating expenses were marginally higher than budget, however, due to increased gold production the operating cash cost per ounce was lower than budget.

          Total capital expenditures in the fourth quarter of 2012 were $10.8 million, with the main capital items consisting of $4.1 million for the Jabali feasibility and development, $3.1 million for deferred stripping costs mainly at the Santa Maria open pits, $0.5 million for construction of new buildings and the remaining expenditures mainly for plant improvements and equipment. Total capital expenditures for 2012 were $42.3 million of which $12.7 million related to Jabali feasibility and development, $11.7 million to deferred stripping, $5.9 million to the phase III tailings pond lift, $1.8 million to mine buildings, $1.1 million to land purchases, and the remainder mostly to plant improvements and equipment.

          The Company has received the mining permit for the Jabali Central deposit and has commenced mine infrastructure development and pre-stripping at Jabali in the first quarter of 2013. Ore shipments from Jabali are scheduled to begin late in the third quarter of 2013. Ore from the Santa Marie pit will have the largest impact on grade improvements in 2013, while the Jabali pit is being developed.

          On April 5, 2012, the Company announced an update of its mineral resources as at December 31, 2011 for Jabali. Based on the successful 2011 exploration and infill drilling programs, the Company reported an increase in mineral resources at Libertad for the Jabali deposit. The most significant increase is in indicated mineral resources as a result of the conversion of mineral resources from the inferred category due to infill drilling.

          The current mineral resource for the Jabali Antenna and Central zones, is reported within a $1,350 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.70 g/t gold. As a result, the in pit indicated mineral resource is 4.19 million tonnes at a grade of 3.39 g/t gold containing 456,863 ounces of gold and inferred mineral resources is 1.89 million tonnes at a grade of 3.06 g/t gold containing 186,610 ounces of gold. An updated mineral reserve and resource estimate for Jabali is expected to be released in March 2013.

          The resource at Jabali not only indicates the potential to significantly increase Libertad’s original seven year mine life but will also result in the delivery of higher grade ore to the mill starting in the third quarter of 2013, resulting in higher annual gold production and improved operating costs per ounce produced.

          The Libertad Mine is projected to produce approximately 131,000 to 137,000 ounces of gold in 2013 at an operating cash cost of approximately $560 to $590 per ounce. Gold production for the first half of 2013 is estimated to total approximately 56,000 to 59,000 ounces of gold at a cash operating cost of approximately $620 to $650 per ounce and for the second half approximately 75,000 to 78,000 ounces of gold at a cash operating cost of approximately $515 to $545 per ounce. Cash from mining operations at the Libertad Mine is projected at approximately $135 million (based on a $1,600 per ounce gold spot price).

          Gold production in 2013 at Libertad is budgeted to be approximately 30% higher in the second half of 2013 compared to the first six months of 2013 due to increased mill through-put as a result of a mill expansion projected to be completed by mid-year, increasing the mill capacity by 10%, and higher grade ore from the Santa Maria and Jabali open pits, as well as higher gold recoveries. The Libertad Mill is budgeted to process an average of 5,743 tonnes of ore per day for a total of approximately 2.1 million tonnes of ore for the year at an average grade of 2.19 g/t gold.

          Operating cash costs for 2013 are budgeted to increase over the 2012 budget due to higher strip ratios, higher energy, consumables, and contractor mining costs. Offsetting these costs is the production increase from the mill expansion and higher budgeted gold grade of 2.19 g/t and gold recoveries of 92%.

          The Company has budgeted capital costs at Libertad in 2013, totaling approximately $31.4 million. The majority of this capital cost will be expended on preparation and equipment for surface mining of the Jabali Central pit, pre-stripping at the Santa Maria, Mojon and Jabali pits, and the aforementioned mill expansion.

          The Libertad exploration budget for 2013 is approximately $4.7 million for a total of approximately 11,000 metres of planned drilling. The program includes completing the Jabali infill drilling, Mojon and San Juan resource drilling and continued exploration on a number of regional targets, including the Volcan – El Gallo district, Cerro Quiroz and others.

LIMON MINE – NICARAGUA

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2012	2011	2012	2011

Gold revenue ($ in thousands)	20,234	19,839	79,493	70,594

Gold sold (ounces)	11,900	11,771	47,610	45,216

Average realized gold price ($/ ounce)	1,700	1,685	1,670	1,561

Tonnes of ore milled	107,034	100,888	397,438	380,777

Grade (grams/ tonne)	4.53	4.32	4.22	4.10

Recovery (%)	91.4	91.0	91.1	90.0

Gold production (ounces)	14,211	12,650	48,950	45,037

Cash operating costs ($/ ounce)	635	672	715	678

Total cash costs ($/ ounce)	723	765	811	769

Cash flows from Limon Mine operations (5)	11,335	10,774	40,475	35,984

Capital expenditures ($ in thousands)	4,570	4,865	21,461	20,784

Exploration ($ in thousands)	1,161	696	4,645	3,299

(5)	Cash flows from Limon Mine operations is a non-GAAP measure calculated based on gold revenue less total cash operating costs.

          The Limon Mine also had an outstanding quarter, achieving its highest quarterly output since B2Gold completed its business combination with Central Sun Mining Inc. on March 26, 2009. The Limon Mine produced 14,211 ounces of gold in the fourth quarter of 2012 compared to 12,715 ounces in the third quarter of 2012 and 12,650 ounces in the fourth quarter of 2011. The Limon Mine also recorded its most successful year in the past nine years, producing 48,950 ounces of gold, within 2012 guidance.

          The Limon Mine generated cash flows from operations of $11.3 million in the quarter (Q4 2011 - $10.8 million), an increase of approximately 5% compared to the corresponding quarter in 2011 due to higher gold production and continuing strong gold prices.

          Fourth quarter gold sales from the Limon Mine totalled 11,900 ounces (Q4 2011 – 11,771 ounces) at an average realized price of $1,700 per ounce (Q4 2011 - $1,685 per ounce), generating revenue of $20.2 million (Q4 2011 - $19.8 million).

          In the fourth quarter of 2012, the Limon Mine processed 107,034 tonnes of ore at an average grade of 4.53 g/t at a processed gold recovery of 91.4% compared to budget of 108,481 tonnes at a grade of 4.92 g/t and a processed gold recovery of 91.0%. Operating cash cost in the quarter was $635 per ounce compared to budget of $612 per ounce and to $672 per ounce in the fourth quarter of 2011. Gold production was 14,211 ounces compared to budget of 15,628 ounces. Grade from surface operations was less than forecast as more development was required in the Veta Nueva Pit, and as a consequence production was less than budgeted.

          For the year ended 2012, the Limon Mine generated gold revenue of $79.5 million from the sale of 47,610 ounces at an average price of $1,670 per ounce. Operating cash cost per ounce was $715 per ounce compared to budget of $701 per ounce. Gold production was 48,950 ounces in 2012 and was within 2012 guidance.

          In the fourth quarter of 2012, capital expenditures totalled $4.6 million, which included Santa Pancha underground mine development ($1.1 million), deferred stripping ($1.4 million), plant and laboratory improvements and automation ($0.5 million) and firefighting systems ($0.4 million). Total capital expenditures for 2012 were $21.4 million, primarily for the tailings pond expansion ($7.1 million), Santa Pancha underground development work ($4.9 million), purchase of mine and related equipment ($3.3 million), plant and laboratory improvements and automation ($2.2 million) and deferred stripping ($1.7 million).

          The Limon Mine is projected to produce approximately 54,000 to 58,000 ounces of gold in 2013 at an operating cash cost of approximately $715 to $745 per ounce. Gold production for the first half of 2013 is estimated to total approximately 26,000 to 28,000 ounces of gold at a cash operating cost of approximately $710 to $740 per ounce and for the second half approximately 28,000 to 30,000 ounces of gold at a cash operating cost of approximately $720 to $750 per ounce.

          The increase in budgeted gold production in 2013 over 2012 is the result of delivering higher grade ore primarily from the Santa Pancha underground and Veta Nueva open pit to the mill and improved through-put and recovery at the process plant by expanding the leach tank capacity. In 2013 the Limon mine is budgeted to process approximately 0.4 million tonnes of ore at an average grade of 4.30 g/t gold. Average gold recoveries are budgeted to increase to 91.81% owing to a plant leach area expansion.

          Operating cash costs for 2013 have increased over 2012 due to increasing costs for energy and consumables. This is partially offset by delivering higher grade ore to the mill and improving process facilities performance.

          In 2013, the Limon Mine is projected to generate approximately $40 million in cash from mining operations (based on a $1,600 per ounce gold spot price).

          Capital expenditures at the Limon Mine in 2013 are budgeted to total approximately $21.7 million. The majority of this capital expenditure will fund underground mine development, mill upgrades, tankage at the processing plant and development work on the Santa Pancha and Pavon projects.

          The 2013 Limon exploration budget is approximately $5.74 million to fund approximately 17,000 metres of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure to sufficient drill spacing to allow preliminary mine planning. The budget also allows for drill testing two more regional targets; San Antonio, a vein target which lies about 5 km to the east of Santa Pancha and has returned trench results up to 7.84 g/t gold over 6.1 metres (TRSA-12-024) and possibly the Loma Sola area, an interesting structural and geophysical anomaly which lies approximately 5 kilometres to the west of the old Talavera mine. Follow up of other interesting regional targets across the Limon claim area is also planned.

          Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially increase annual gold production.

OTJIKOTO PROPERTY – NAMIBIA

          The Otjikoto gold project is located 300 kilometres north of Namibia's capital city of Windhoek between the towns of Otjiwarongo and Otavi. The project benefits significantly from Namibia's well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent's most politically and socially stable jurisdictions.

           The Company recently announced robust results from the Feasibility Study and the commencement of construction at the Otjikoto gold project in Namibia (see news release dated January 10, 2013).

          The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million. Total pre-preproduction capital costs are estimated to be $244.2 million. Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period.

          The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

          The site development will take place year round, utilizing a work force of experienced Namibian nationals, trained and supervised by Namibian and expatriate supervision. The mills and primary crusher were ordered in December 2012. The grinding mills, crushing equipment and the construction man camp have been secured and partial payment has been made and are undergoing fabrication and shipping. Construction work commenced in January and is ramping up to full scale.

          A further $8 million has been budgeted in 2013 for exploration to fund 24,145 metres of infill and regional exploration drilling. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project as indicated by the recently announced Wolfshag Zone drill results (see news release dated December 11, 2012).

GRAMALOTE PROPERTY – COLOMBIA

          The Gramalote property is located 80 kilometre northeast of Medellin in central Colombia, with AngloGold Ashanti Limited ("AngloGold") as manager and has excellent access and infrastructure. The project is a 49%-51% B2Gold-AngloGold joint venture, and had a 2012 joint venture prefeasibility and exploration budget of $62 million (100%) which funded 21,700 metres of diamond drilling for the exploration of additional targets on the property, drilling associated with infrastructure and infill drilling, as well as prefeasibility work, environmental studies, metallurgical test work and engineering. The goal of this budget was to complete the prefeasibility study by November 2012. During the execution of this program, a number of potential upside issues were identified and a supplemental budget was approved to provide sufficient time to complete the test work and engineering associated with the identified opportunities. This supplemental budget of $26.1 million (100%) also included trade-off studies to confirm the optimum size of the project, additional land acquisitions, community and social obligations, exploration and development drilling, and covered the period from December 2012 through February 2013. Each joint venture partner has funded their share of expenditures pro rata. Based on positive exploration results, exploration and development drilling will continue through July 2013 to better define the mineral resource and assure that the optimum plant size is determined. Work programs and engineering associated with the completion of the Environmental Impact Assessment (“EIA”) will also be completed during this period so the EIA can be submitted to government authorities in May 2013. As a result of this additional work, the final prefeasibility results will be complete in the third quarter of 2013. This will allow sufficient time for the inclusion of new information, an updated mineral resource estimate and potential modifications to the prefeasibility study. The final feasibility study is scheduled to be completed by the fourth quarter of 2014. The Company is currently in discussions with AngloGold to agree on work programs and budget from March 2013 through August 2013, when a decision will be made on advancing the project to final feasibility.

          On April 24, 2012, the Company and AngloGold announced a new JORC and National Instrument 43-101 compliant mineral resource estimate for the Gramalote Central Zone and Trinidad (see “Investing activities, Gramalote development” section). Total measured and indicated resources at Gramalote Central at a 0.25 g/t gold cut-off, within a $1,600 per ounce gold optimised Whittle pit consists of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated resource.

BELLAVISTA PROPERTY – COSTA RICA

          The Company continues with site monitoring and maintenance to keep the Bellavista property in full regulatory compliance. Field programs during 2012 focused on the site monitoring plan, and the installation of new drainage channels in the pond area. Life of mine monitoring to date has not detected any significant environmental issues and the main slide area remains stable. To improve site drainage, control channels were constructed around the base of the heap leach pad to assure that rain water would not cause saturation problems in the area of the existing ponds. These new structures performed very well during the recent rainy season. Several areas on the site outside of the main landslide area experienced some ground movement and these were repaired prior to the 2012 rainy season.

          The current Site Monitoring Plan (“SMP”) filed with the National Technical Secretariat of the Environment (“SETENA”) covered a two year period and was completed at the end of 2012. The Company has filed a new SMP with SETENA for an additional three year period, and that plan is under review. This new SMP provides for continued monitoring of the site, but less frequently. Future care and maintenance costs are projected to be about 60% of 2011/2012 spending levels.

          The Company submitted a D1 Report to SETENA and this report was based on the Conceptual Study for the reopening of the mine. The D1 Report is a formal step to define the terms of reference for obtaining an Industrial Permit for the proposed tailing pond area and gold recovery plant. SETENA has rejected the D1 application, and the administrative appeal process of this decision has been completed with the rejection being upheld. The Company is now reviewing other alternatives to reopen the mine and other potential options for obtaining value from the property.

          By Statement of Claim dated March 16, 2009, Central Sun commenced a legal proceeding in Ontario (the “Engineering Action”) against several engineering firms and certain individual engineers alleging that the Defendants were negligent and breached their contractual obligations with respect to the siting, design, construction, assessment and monitoring of the Bellavista gold mine in Costa Rica, and that the mine was affected by a landslide as a result closed and placed on care and maintenance. As a result of the Defendants’ alleged negligence and/or breach of contract, the Company claims damages. The Engineering Action is still at the pleadings stage. Preliminary motions brought by certain defendants have resulted in an Order that the Ontario Courts do not have jurisdiction to hear the claims against those defendants. That Order is currently under appeal. The outcome of this claim is not determinable at this time and no accrual for this contingency has been made in the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

          The Company ended the year with cash and cash equivalents of $67.9 million compared to cash and cash equivalents of $73.2 million at the end of the third quarter of 2012 and $102.3 million at December 31, 2011. Working capital at the end of the year was $92.1 million compared to working capital of $106.9 million at the end of September 30, 2012 and $119.2 million at December 31, 2011. The decrease in cash and cash equivalents was predominately due to the Company’s 2012 investment activities (see “Investing activities” section).

          The Company is projecting another record year for gold production in 2013, with consolidated production from the Libertad and Limon Mines in Nicaragua estimated to total approximately 185,000 to 195,000 ounces of gold at a cash operating cost of approximately $605 to $635 per ounce. Gold production for the first half of 2013 from the two mines is estimated to total approximately 82,000 to 87,000 ounces of gold at a cash operating cost of approximately $650 to $680 per ounce and for the second half approximately 103,000 to 108,000 ounces of gold at a cash operating cost of approximately $570 to $600 per ounce.

          With the completion of the B2Gold/CGA Transaction, the Company is projecting consolidated gold production in 2013 of approximately 385,000 ounces from the Libertad, Limon and Masbate mines.

          Cash generated from mining operations in 2013 at the Libertad, Limon and Masbate mines is projected to total approximately $275 million to $300 million (based on a $1,600 per ounce gold spot price).

          Annual capital expenditures at the Libertad and Limon mines for 2013 are budgeted to be approximately $45.6 (including Jabali development) and $21.7 million, respectively.

          The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million. Total pre-preproduction capital costs are estimated to be $244.2 million. Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled.

          The Gramalote project has a supplemental budget of $26.1 million (100%) for the period from December 2012 through February 2013. Each joint venture partner has funded their share of expenditures pro rata. The Company is currently in discussions with AngloGold to agree on work programs and budget from March 2013 through August 2013, when a decision will be made on advancing the project to final feasibility.

          The Company’s total 2013 Phase I exploration budget is approximately $35.9 million that will fund approximately 97,000 metres of drilling.

          Subsequent to December 31, 2012, on January 10, 2013, the Company announced that it has accepted a committed letter of offer from Macquarie Bank Limited (“Macquarie”) for a fully underwritten $150 million secured facility. The facility comprises three tranches of $50 million each for a total of $150 million and will replace the existing $25 million revolving Credit Facility with Macquarie. Drawdowns are subject to the completion of loan documentation and satisfaction of certain conditions precedent.

          The term of the facility will be for a period of four years with a final repayment date of March 31, 2017 and the facility has an interest rate of LIBOR plus a margin of 3.5%. The facility is a revolving facility and will be used to fund construction and development costs related to the Otjikoto gold project in Namibia and for general corporate purposes.

Derivative financial instruments

          Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity. The Company’s 2012 budget for Otjikoto was based on an exchange rate of eight Namibian dollars per United States dollar. The Otjikoto’s feasibility study was based on an exchange rate of eight Namibian dollars per United States dollar.

          At December 31, 2012, forward currency contracts totalling $17 million at an average rate of 8.6075 rand were outstanding with maturity dates ranging from February 2013 to December 2013. In addition, zero-cost put/call collar contracts totalling $33 million were outstanding with maturity dates ranging from January 2013 to December 2013 with an average floor price of 8.4821 rand and an average ceiling price of 8.9822 rand.

          These derivative instruments were not designated as hedges by the Company and are marked to their market values at the end of each reporting period. Adjustments to the market value are included in the statement of operations. For the year ended December 31, 2012, the Company recorded an unrealized derivative loss of $0.1 million and a realized derivative loss of $0.3 million on these contracts.

          At December 31, 2012, the Company’s foreign currency contracts had an estimated fair value of negative $0.1 million. The fair value was calculated using market observable inputs such as spot exchange rates, interest rate differentials and implied volatility. Fair value measurement for these contracts is classified as Level 2 within the fair value hierarchy established by IFRS 7.

Operating activities

          Cash flow from operating activities before changes in non-cash working capital was $31.1 million ($0.08 per share) in the fourth quarter of 2012 compared to $35.4 million ($0.10 per share) in the fourth quarter of 2011. Cash flow from operations in the quarter was the second highest in the Company’s history (on an after tax basis), but was lower than in the fourth quarter of 2011 as a result of higher Nicaraguan income taxes. Current tax expense was $4.1 million higher in the fourth quarter of 2012, as the Company had used most of its non-capital loss carry forwards, relating to the Libertad Mine, in the fourth quarter of 2011 to significantly offset its 2011 Nicaraguan taxable income.

          Cash flow from operating activities before non-cash working capital changes increased to $114.4 million ($0.30 per share) in 2012 from $108.9 million ($0.32 per share) in the previous year. The increase reflects the Company’s strong operating performance from both its Libertad and Limon mines and strength in gold prices, partially offset by higher Nicaraguan income taxes payable. The Company had used most of its non-capital loss carry forwards, relating to the Libertad Mine, in the fourth quarter of 2011 to significantly offset its 2011 Nicaraguan taxable income.

Financing activities

          The Company received cash proceeds of $8.6 million (2011 - $7.9 million) in 2012 from the exercise of stock options and warrants, of which $1.2 million (Q4 2011 - $0.7 million) was received in the fourth quarter of 2012.

          On May 3, 2012, the Company issued approximately 0.8 million common shares upon the vesting and redemption of RSU for no additional consideration. The RSU were granted to senior management and some operational employees in lieu of a cash performance bonus based on 2011 performance.

Investing activities

          In the fourth quarter of 2012, expenditures on sustaining capital, pre-stripping and development at the Libertad Mine (see “Libertad Mine” section) and the Limon Mine (see “Limon Mine” section) totalled $6.7 million (Q4 2011 - $5.1 million) and $4.6 million (Q4 2011 - $4.9 million), respectively. Jabali development totalled $4.1 million in the quarter (Q4 2011 - $3.4 million). In addition, resource property expenditures on exploration (including feasibility/development work at Otjikoto and Gramalote) totalled approximately $24.1 million (Q4 2011 - $10.9 million), as disclosed in the table below.

          During the year ended 2012, capital expenditures on sustaining capital, pre-stripping and development at the Libertad Mine (see “Libertad Mine” section) and the Limon Mine (see “Limon Mine” section) totalled $42.2 million (2011 - $35.9 million) and $21.5 million (2011 - $20.8 million), respectively. In addition, resource property expenditures on exploration (including the Company’s 49% of prefeasibility work at Gramalote) totalled approximately $78.1 million (2011 - $38.2 million), expended as disclosed in the table below.

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2012	2011	2012	2011

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Gramalote development	11,985	4,610	30,872	14,890
Otjikoto development	5,450	-	20,424	-
Libertad Mine, exploration	1,219	3,210	6,712	10,747
Calibre joint venture	1,698	461	5,376	1,340
Limon Mine, exploration	1,161	696	4,645	3,299
Mocoa	748	223	3,607	426
Trebol & Pavon	406	951	2,552	2,865
Cebollati	1,475	532	3,091	4,185
Other	(25)	227	808	428

	24,117	10,910	78,087	38,180

Jabali (Libertad Mine)

          The Jabali deposit at the Libertad property in Nicaragua is located approximately 15 kilometres east of the mill facility at the Libertad Mine and consists of two zones, the Antenna and Central Zones that cover a combined strike length of 3.2 kilometres, though the vein itself has a known strike length of 6.2 kilometres.

          The 2013 budget for the development of the Jabali deposit is approximately $16.9 million. This budget will fund the completion of construction of a 15 kilometre private haul road for transporting the Jabali deposit ore to the Libertad mill, and for mine infrastructure development, engineering and socio-economic programs. The Company has received the mining permit for the Jabali Central deposit and plans to commence the shipping of Jabali ore to the Libertad mill in the first quarter of 2013, initially utilizing the upgraded existing road. The development and pre-stripping capital costs for the Jabali Central deposit are included in the Libertad 2013 capital budget as disclosed in the news release dated January 18, 2013.

          The Jabali deposit has an indicated mineral resource of 4.19 million tonnes at 3.39 g/t gold containing 456,863 ounces of gold and an inferred mineral resource of 1.89 million tonnes at 3.06 g/t gold containing 186,610 ounces of gold (see news release dated April 05, 2012). These grades are considerably higher than the current average grade of 1.92 g/t ore currently being processed at Libertad.

          Based on the delivery of higher grade ore from the Jabali deposit, the Company expects an increase in annual production at Libertad to approximately 131,000 to 137,000 ounces of gold in 2013 and 150,000 ounces of gold by 2014 (subject to final mine plan).

Libertad Mine

          Exploration continues on the Libertad property with the focus on the Jabali infill program and drilling mine related targets. Latest results include JB12-376 with 3.2 g/t gold over 10.75 metres true width and JB12-391 with 4.91 g/t gold over 8.0 metres true width.

          Additional drilling within the inferred resource outline of the Jabali Antenna vein, but outside of the 2012 pit boundary, has returned good widths and assays at relatively shallow depths. These results demonstrate that the Jabali vein is continuous throughout the length of the defined indicated and inferred resource. The drilled holes cover an area of approximately 300 metres along strike and down to 150 metres depth. This drilling will increase the resource base and an updated Jabali Antenna resource will be available in the next few months.

          Trenching at the newly discovered Volcan-El Gallo area, near the Mojon pit, contains up to 3.05 g/t gold over 3.6 metres in trench VNTR12-001 and 6.92 g/t gold over 5.0 metres in trench VNTR12-009. An initial 5 hole drill program was completed on the Volcan target in 2012 and final assays are pending.

          The Libertad exploration budget for 2013 is approximately $4.7 million for a total of approximately 11,000 metres of planned drilling. The program includes completing the Jabali infill drilling, Mojon and San Juan resource drilling and continued exploration on a number of regional targets, including the Volcan – El Gallo district, Cerro Quiroz and others.

Limon Mine

          The focus of the exploration work on the Limon property to date has been on the Santa Pancha Pozo 5 area, located 1 km north of the current underground mining at Santa Pancha, with 44 diamond drill holes completed for a total of 9,293 metres. The hanging wall (“HW”) structure appears to be the best host to mineralization where average true widths between 2 - 15 metres were intersected. Results demonstrate continuity of grade and width over a strike length of 1 kilometre and to depths of 230 metres. Of note are holes LIM-12-3648 with 5.65 g/t gold over 14.92 metres true width, LIM-12-3651 with 15.70 g/t gold over 4.92 metres true width, LIM-12-3655 with 5.70 g/t gold over 8.30 metres true width (all gold grades are uncapped).

          Further south the 4 - 10 metres average true width of the footwall (“FW”) structure returned some equally good grades: LIM-12-3691 with 5.44 g/t gold over 6.58 metres true width, LIM-12-3692 with 5.27 g/t gold over 10.03 metres true width and LIM-12-3736 with 17.23 g/t gold over 4.79 metres true width.

          The 2013 Limon exploration budget is approximately $5.74 million to fund approximately 17,000 metres of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure to sufficient drill spacing to allow preliminary mine planning plus drill testing two more regional targets; San Antonio, a vein target which lies about 5 kilometres to the east of Santa Pancha and has returned trench results up to 7.84 g/t gold over 6.1 metres (TRSA-12-024) and possibly the Loma Sola area, an interesting structural and geophysical anomaly which lies approximately 5 kilometres to the west of the old Talavera mine. Follow up of other interesting regional targets across the Limon claim area is also planned.

          Based on results to date, B2Gold’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could increase annual gold production.

Masbate Mine

          At Masbate in the Philippines, an aggressive 2013 exploration program totaling $11 million is underway with eight drill rigs currently working. The Masbate project is a low sulphidation epithermal vein system with a tenement which covers 16 kilometres of very prospective ground with well-defined vein systems. The 2013 exploration program will comprise reserve/resource drilling on numerous mine veins including Main Vein, Colorado, Panique and Montana as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. Exploration drilling is also planned for the Bart Ag and Balete veins located 12 kilometres southeast of the mine. In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource.

          High grade gold mineralization was recently intersected on the Montana North vein located 200 metres northwest of the current resource. Drill hole MONRC021 intersected 9 metres true width grading 24.43 g/t gold. The vein is open to the northwest and plans are underway to step-out drill this new high grade target.

Gramalote

          On April 24, 2012, the Company and AngloGold announced a new JORC and National Instrument 43-101 compliant mineral resource estimate for the Gramalote Central Zone and Trinidad. Total measured and indicated resources at Gramalote Central at a 0.25 g/t gold cut-off, within a $1,600 per ounce gold optimised Whittle pit consists of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated resource.

          The new Gramalote Central mineral resource estimate is supported by 41,732 metres of diamond drilling in 126 drill holes completed in 2007 to 2011 and 441 metres of sampling from an underground tunnel. A total of 7,019 metres of diamond drilling in 20 holes drilled by the Company in 2008 was used in the Trinidad resource calculation. Average drill hole spacing used in the resource was 25 metres x 25 metres for measured, 50 metres x 50 metres for indicated and 100 metres x 100 metres for inferred.

          Prefeasibility and exploration work recommenced at the Gramalote Project in the second half of 2010 with exploration, infill drilling and metallurgical test sample drilling and preliminary engineering investigations. Highlights from the 2012 and 2011 prefeasibility and exploration work to date on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource. A total of $73 million (100% basis) has been spent and 48,368 metres of diamond drilling has been completed in 169 holes since AngloGold became operator in September 2010.

          Exploration drilling has been carried out on six drill targets located within four kilometre of the current Gramalote Central mineral resource including Monjas West, Trinidad South, Monjas East, Limon, Topacio and La Maria with the aim to add new inferred resources. All of these targets have similar geological, alteration and mineralization characteristics to Gramalote Central. Since October 2010 a total of 20,956 metres in 61 drill holes have been completed on the six satellite targets. Results to date clearly indicate the upside potential for more gold mineralization on the large Gramalote property.

          Positive gold intersections have been returned in Monjas West located two kilometres west southwest along strike of Gramalote Central resource. A total of 8,095 metres in 23 holes have been drilled at Monjas West with results up to 56.0 metres at 0.94 g/t gold (including 14.0 metres at 1.66 g/t gold and 12.0 metres at 1.45 g/t gold) in hole MW-05, 20.0 metres at 1.88 g/t gold in hole MW-03, 22.0 metres at 0.93 g/t gold in hole MW-04 and 12.0 metres at 1.75g/t gold in hole MW-09 and 22.0 metres at 1.92 g/t Au and 6.2 metres at 1.94g/t Au in hole MW-023.

          The project is a 49%-51% B2Gold-AngloGold joint venture, and had a 2012 joint venture prefeasibility and exploration budget of $62 million (100%) which funded 21,700 metres of diamond drilling for the exploration of additional targets on the property, drilling associated with infrastructure and infill drilling, as well as prefeasibility work, environmental studies, metallurgical test work and engineering. The goal of this budget was to complete the prefeasibility study by November 2012. During the execution of this program, a number of potential upside issues were identified and a supplemental budget was approved to provide sufficient time to complete the test work and engineering associated with the identified opportunities. This supplemental budget of $26.1 million (100%) also included trade-off studies to confirm the optimum size of the project, additional land acquisitions, community and social obligations, exploration and development drilling, and covered the period from December 2012 through February 2013. Each joint venture partner has funded their share of expenditures pro rata. Based on positive exploration results, exploration and development drilling will continue through July 2013 to better define the mineral resource and assure that the optimum plant size is determined. Work programs and engineering associated with the completion of the Environmental Impact Assessment (“EIA”) will also be completed during this period so the EIA can be submitted to government authorities in May 2013. As a result of this additional work, the final prefeasibility results will be complete in the third quarter of 2013. This will allow sufficient time for the inclusion of new information, an updated mineral resource estimate and potential modifications to the prefeasibility study. The final feasibility study is scheduled to be completed by the fourth quarter of 2014. The Company is currently in discussions with AngloGold Ashanti to agree on work programs and budget from March 2013 through August 2013, when a decision will be made on advancing the project to final feasibility.

Otjikoto

           The Company recently announced robust results from the Feasibility Study and the commencement of construction at the Otjikoto gold project in Namibia (see news release dated January 10, 2013).

          The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million. Total pre-preproduction capital costs are estimated to be $244.2 million. Construction is scheduled for completion in the fourth quarter of 2014 when mill production will begin and the first gold production from the Otjikoto gold project is scheduled.

          A further $8 million has been budgeted in 2013 for exploration to fund 24,145 metres of infill and regional exploration drilling. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project as indicated by the recently announced Wolfshag Zone drill results (see news release dated December 11, 2012).

           A total of 178 holes totalling 23,574 metres have been drilled on the Otjikoto Project in 2012. Of the 178 holes, 142 holes totalling 17,379 metres were drilled for Feasibility studies and the remainder for exploration. Feasibility drilling included 58 holes for condemnation of proposed infrastructure sites, 38 holes for collection of metallurgical test samples, 17 holes for geotechnical studies and the remainder as infill drilling and for geostatistical studies. There are currently three diamond core rigs active on the project with two rigs drilling at Otjikoto and a third rig drilling on regional exploration targets.

          Exploration drilling in the Otjikoto area has principally focused on the exciting new Wolfshag Zone (named after the Wolfshag Farm), previously announced as the K2 zone discovery by Auryx Gold prior to B2Gold completing a Business Combination with Auryx Gold in December 2011. The zone is situated immediately to the northeast of the proposed open pit on the main Otjikoto deposit. The Wolfshag zone has been intersected for an additional 550 metres and now has a known minimum strike length of 950 metres. The mineralized shoot plunges at approximately 15 degrees to the south-southwest and remains open at depth. Significant new results from the Wolfshag zone drilling include:

  OTG25D with 19.81 metres grading 15.00 g/t gold, including 10.03 metres at 21.60 g/t gold;
  WH31 with 16.00 metres grading 7.45 g/t gold;
  WH12-061 with 18.0 metres grading 5.90 g/t gold; and
  WH38 with 19.00 metres grading 1.88 g/t gold.

          The Wolfshag zone consists of a series of sheeted and tension gash fill pyrite-magnetite-calcite veins hosted within intense albite-carbonate + clay altered schists between folded coarse grained marbles. The zone is situated below the Main Otjikoto deposit and associated OTB marble marker horizon. The upper, high grade, western portion of the zone appears to be shallow easterly dipping and ranges in width from 50 to 75 metres and thickness from 6 to 31 metres. The eastern portion of the zone appears to have a steep eastward dip with the overall Wolfshag zone having an apparent sigmoidal shape. Drilling to date has been widely spaced with 100 to 200 metres drill section spacing and 25 to 50 metre drill hole spacing on section. More detailed drilling will be required to fully define the zone geometry.

          The Wolfshag zone extends up dip to under the calcrete cover to the north and represents a potential near surface target. Given the high grades and significant thicknesses of mineralization there is potential for the southern portion of the zone to be exploited by underground mining. B2Gold management is excited about the potential of the Wolfshag zone and plans an aggressive exploration program in 2013 to further explore the zone and to provide definition to allow for an initial resource estimation. These results confirm management’s view that the Otjikoto property has the potential to yield significant additional gold resources.

Calibre Joint Venture

          The 2013 exploration program for Primervera has a Phase I budget of $2 million. This will fund 1,500 metres of drilling, geophysical interpretation as well as detailed mapping and geological interpretation. The Company is commencing a surface mapping and trenching program to help locate the potential continuation of the main zone beyond the faults.

          On May 2, 2012, the Company acquired 20 million units (the “Units”) of Calibre at a price of Cdn.$0.25 per Unit for a total investment of Cdn.$5 million pursuant to a subscription agreement between the parties. Each Unit is comprised of one common share of Calibre and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Calibre at a price of Cdn.$0.50 per share for a period of twelve months from the date of issuance. Upon completion of this acquisition, the Company owned 20 million common shares, representing approximately 10.6% of the issued and outstanding common shares of Calibre.

          On June 28, 2012, the Company and Calibre announced final phase I drill results at the Primavera Gold and Copper Porphyry joint venture project in Nicaragua. A 10,000 metre phase II drilling program at Primavera began in mid-June. Commensurate with the drilling, an aggressive exploration effort including a Lidar topographic survey, air-mag, and IP as well as regional soil sampling is in progress.

          Final results from the remaining three drill holes from the phase I drilling program include 159.53 metres of 0.46 g/t gold and 0.2 % copper (PR-12-011), 97 metres of 0.34 g/t gold and 0.16 % copper (PR-12-012), and 22.5 metres of 0.44 g/t gold and 0.21 % copper (PR-12-013). All three drill holes lie along the eastern side of the Primavera porphyry deposit and northwest of the vein cut in drill hole PR-12-010.

          Assay results from the initial diamond drilling program of 667.85 metres (3 drill holes) in December 2011 have confirmed the presence of wide spread gold-copper values similar to those previously reported from surface trenching. Drill hole PR-11-001 returned 103 metres of 0.85 g/t gold and 0.324% copper starting from the surface. Drill hole PR-11-002 collared from the same platform but oriented 75 degrees from PR-11-001 contained 0.78 g/t gold and 0.297 % copper over 261.7 metres from 1.5 metres down hole depth. PR-11-002 includes 134.5 metres of 1.01 g/t gold and 0.356 % copper starting at 74.5 metres. Drill hole PR-11-003 was collared over 200 metres to the SE and intersected 77.35 metres of 0.74 g/t gold and 0.311 % copper. Mineralization in holes PR-11-002 and PR-11-003 remained open at depth. All three drill holes intersected continuously mineralized intervals of stockwork and vein mineralization characteristic of other well-known gold-copper porphyry systems. Mineralization is associated with quartz, magnetite, chalcopyrite and bornite bearing stockwork and veining within potassically altered intermediate volcanic and intrusive rocks.

          The ongoing regional soil sampling and mapping program on the Primavera claims has generated additional targets that will require more detailed work as the exploration effort continues. Numerous occurrences of skarn and hornfels alteration and gold-copper mineralization associated with intermediate intrusive rocks indicate potential for other porphyry targets exists elsewhere on the property. Trenching will follow up in these areas. The largest of these occurrences found to date lies immediately adjacent and to the west of the Primavera zone itself at Copper Hill and is comprised of an andesitic volcanic sequence intercalated with strongly altered (hornfelsed) sediments cut by copper-gold bearing quartz veins. The copper-gold anomaly that includes both Primavera and Copper Hill covers an area over 900 metres long and 600 metres wide. The Copper Hill Zone lies within the Primavera hanging wall along a north-north-east trending fault intersected in the phase I drilling program. None of the drilling to date has tested this hanging wall for the faulted portion of the porphyry mineralization.

          Phase II drilling will concentrate on expansion of the main Primavera zone, additional drilling along the northeast trending vein zone to the south of Primavera, and test for the offset porphyry mineralization at Copper Hill and the intervening covered area in-between Primavera and Copper Hill itself. Also several drill holes will be located peripheral to the main porphyry discovery where anomalous soil samples were not investigated in the first phase of drilling.

          Several drill holes have been located to test the extent and continuity of the vein style mineralization cut in hole PR-12-010 south of Primavera. The vein itself is approximately 13 metres wide (apparent width) and contained abundant chalcopyrite and other base metal mineralization. The soil and rock chip anomaly associated with the vein zone extends for just over 900 metres.

          The excellent infrastructure at Primavera allows for easy access to the main Primavera Zone which will be drilled using a track mounted CS-1000 to allow for deep drilling. Some of the peripheral targets will be drilled using a man-portable machine. The drilling is expected to take two to three months to complete in the area of Primavera itself while the geophysical surveys and sampling program will soon be finished. In all likelihood the drilling program will include some additional targets that have begun to emerge from the regional exploration effort.

Trebol and Pavon properties

          On April 9, 2012, the Company and Radius announced that the two companies had entered into a binding letter agreement pursuant to which the Company agreed, among other things, to acquire a 100% interest in the Trebol and Pavon gold properties in Nicaragua in consideration of Cdn.$20 million, payable in 4,815,894 common shares of B2Gold (calculated at a price per share of Cdn.$4.15 based on the volume weighted average price of B2Gold’s common shares on the TSX for the ten trading days immediately preceding the date of the letter agreement). In addition, the Company has agreed to make contingent payments to Radius of $10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis) on the Trebol property. Based on a previous joint venture agreement with Radius, the Company had earned a 60% interest in the Trebol and Pavon properties by expending a total of $4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint venture. The parties entered into a definitive share purchase agreement dated July 24, 2012 and completed the transaction on August 10, 2012.

          In connection with the transaction, the Company and Radius terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, Pavon and San Pedro exploration properties.

          The Company and Radius have also entered into a joint venture agreement on 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with the Company and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

          Under IFRS, the actual measurement date of the purchase price occurs on the date the consideration is paid. Consequently, for accounting purposes, the acquisition cost of the Trebol and Pavon properties was $16.9 million, consisting of $16.8 million, the fair value of 4,815,894 B2Gold shares issued on August 10, 2012 at Cdn.$3.46 per share (the closing share price of B2Gold shares on August 10, 2012), plus B2Gold transaction costs of $0.1 million.

Cebollati

          Exploration activities at the Cebollati property in Uruguay, during 2012, included detailed trenching work on the main property, the drilling of 2,400 metres in 22 holes, and regional exploration over its claims, including completing a comprehensive airborne magnetic and radiometric geophysical survey.

          Detailed trenching contained up to 5.95 g/t gold over 38.90 metres and drilling intersected up to 5.81 g/t over 2.55 metres. The work done in 2012 indicated the mineralization occurs in a series of shallowly plunging pipe shaped bodies. Exploration in 2013 will focus on detailed mapping and re-logging of existing holes to determine the down plunge direction of mineralization. Further drilling will depend on the results of the detailed work.

Mocoa

          At the 100% owned Mocoa copper molybdenum deposit the Company has resumed exploration work with the completion of two diamond drill holes totaling 1351.30 metres in the main zone and surface mapping and geochemical sampling of the entire 11,391 hectare property.

          It was the first drilling since 2008 when the Company drilled 5,123 metres and was successful to confirm previous drilling and expand copper-molybdenum mineralization to the north. The limited amount of infill drilling conducted by the Company in 2008 showed a good degree of continuity of mineralization. The step out holes drilled to the north and northeast as part of the 2008 drill program indicate the Mocoa Cu-Mo mineralization remains open to the north, northeast and to depth.

          The 2012 hole MC12DH041/41A was a step-out 150 metres to the north of 2008 drilling and was successful in showing the Cu-Mo mineralization continued further to the north and northeast. This hole cored good copper and lesser molybdenum mineralization in potassic-altered dacite porphyry and volcanics with assays returning 387.5 metres at 0.48% Cu and 0.015% Mo from 616.00 metres to the end of the hole at 1003.50 metres including 272.50 metres at 0.58% Cu and 0.017% Mo from 731.00 metres to 1003.50 metres. The deposit remains open to the north, northeast and to depth.

          Pre B2Gold diamond drilling at the Mocoa property consisted of 18,321 metres in 31 holes conducted by the United Nations and Ingeominas in the late 1970’s to early 1980’s resulted in the delineation of a non-National Instrument 43-101 compliant historical resource of 306 million tonnes at 0.37% Cu and 0.061% Mo including an open pit resource of 165 million tonnes at 0.40% Cu and 0.065% Mo.

          Work planned in 2013 comprises detailed surface mapping and geochemistry in the north and northeast extensions of the deposit area.

CRITICAL ACCOUNTING ESTIMATES

          Full disclosure of the Company’s accounting policies in accordance with IFRS can be found in Note 3 of its audited consolidated financial statements as at December 31, 2012. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Ore reserve and resource estimates;
  Exploration and evaluation expenditures;
  Mine restoration provisions; and
  Deferred income taxes.

Ore reserve and resource estimates

          Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

          The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The Company’s cost deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

Mine restoration provisions

          The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with mine restoration provisions. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2023. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the mine restoration provisions could materially change from period to period due to changes in the underlying assumptions.

Deferred income taxes

          The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

          Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments: Classification and Measurement – IFRS 9

          This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and de-recognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Consolidated Financial Statements – IFRS 10

          This standard establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. This standard is effective for years beginning on or after January 1, 2013. The extent of the impact of adoption of IFRS 10 has not yet been determined.

Joint Arrangements – IFRS 11

          This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

          Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

          Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 11 to have a material impact on the consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

          This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. The Company does not expect IFRS 12 to have a material impact on the consolidated financial statements.

Fair value measurement – IFRS 13

          This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

          This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

RISKS AND UNCERTAINTIES

          The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. The Company is faced with a number of other risk factors, including these described under the “Risk Factors” section in its Annual Information Form for the year ended December 31, 2012, available under the Company’s profile on SEDAR at www.sedar.com. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Exploration, Development and Operating Risks

          Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Company believes that adequate measures to minimize risk are being taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining program. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

          There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Foreign Countries and Mining Risks

          The Company’s production activities are currently conducted in Nicaragua and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation or royalty policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

          The Company has interests in exploration/development properties that are located in developing countries, including Namibia, Nicaragua and Colombia, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and government regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Namibia, Nicaragua or Colombia may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

          Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

          The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Property Interests

          The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. No guarantee can be given that the Company will be in a position to comply with all conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. A number of the Company’s interests are the subject of pending applications to register assignments, extend the term, increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

          The Company is satisfied, based on due diligence conducted by the Company, that its interests in the properties are valid and exist. There can be no assurances, however, that the interests in the Company’s properties are free from defects or that the material contracts between the Company and a foreign government or the entities owned or controlled by it will not be unilaterally altered or revoked. There is no assurance that such rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company's rights and title interests will not be challenged or impugned by third parties. The Company’s interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

          Certain of the Company’s property interests are also the subject of joint ventures that give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Commodity Prices

          The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewellery demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

          The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

Credit risk

          As at December 31, 2012, $17.7 million of the Company’s value-added and other tax receivables were due from the Nicaraguan tax authority. Nicaraguan tax regulations allow taxpayers to: (a) request that refundable tax credits be used to offset other tax obligations or (b) request a cash refund. The regulations provide a specific process for obtaining approval, including required documentation and other information that needs to be reviewed by the Nicaraguan tax administration. However, the regulations do not provide a specific time frame for the tax administration to complete their approval process. The Company is following the process to request authorization to use excess tax credits to offset other tax obligations. The Company has successfully obtained such type of approvals in the past and the tax administration is currently processing approvals related to outstanding credits of the Company. However, in 2011, the approval process by the tax administration has become less efficient as a result of changes in key personnel (at the tax administration) along with a series of new policies to scrutinize requests for refunds and other mechanisms for compensation of excess credits, delaying the process for the Company to use its tax credits to offset other tax obligations.

Currency Risks

          The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Nicaraguan córdobas, Philippine pesos (commencing January 16, 2013), Colombian pesos, and Namibian dollars. As the exchange rates between the Canadian dollar, Nicaraguan córdoba, Philippine peso, Colombian peso, and Namibian dollar fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Nicaragua.

Environmental Compliance

          The Company’s operations are subject to local laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company’s operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company’s business or financial condition.

          The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company’s operations in the future. While the Company believes it does not currently have any material environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company’s part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company’s business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

          Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

INTERNAL CONTROLS

          National Instrument 52-109 requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. The Company has continued to use the Commission of Sponsoring Organizations of the Treadway Commission (COSO) framework as the basis for designing its ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s ICFR as at the end of the period covered by this MD&A and the accompanying consolidated financial statements and have concluded that these controls and procedures are effective.

          National Instrument 52-109 also requires public companies in Canada to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. There were no changes in ICFR during the quarter or year ended December 31, 2012 that materially affected or are reasonably likely to materially affect the Company’s ICFR. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management, with the participation of the certifying officers, has evaluated the effectiveness of the design and operation, as of December 31, 2012, of the Company’s disclosure controls and procedures (as defined by the Canadian Securities Administrators). Based on that evaluation, the certifying officers have concluded that such disclosure controls and procedures are effective and designed to ensure that material information relating to the Company and its subsidiaries is made known to them by others within those entities.

NON-IFRS MEASURES

          Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2012	2011	2012	2011
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	22,506	21,151	89,504	75,229
Royalties and production taxes	2,366	3,483	8,503	12,229
Inventory sales adjustment	4,254	(136)	3,111	1,028
	29,126	24,498	101,118	88,486

Gold production (in ounces)	44,324	38,808	157,885	144,604
Total cash costs per ounce of gold production ($/ounce)	657	632	640	612

          Total cash costs per ounce is derived from amounts included in the Consolidated Statement of Operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits.

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	2012	2012	2012	2012	2011	2011	2011	2011

Gold revenue ($ in thousands)	70,783	67,065	57,330	63,873	66,894	50,459	54,498	53,501

Gold sold (ounces)	41,627	39,668	35,860	37,853	39,557	29,672	36,030	38,754

Average realized gold price ($/ounce)	1,700	1,691	1,599	1,687	1,691	1,701	1,513	1,381

Gold produced (ounces)	44,324	42,156	36,803	34,602	38,808	34,303	36,760	34,733

Cash operating costs ($/ounce gold)	604	571	583	587	542	529	507	531

Total cash costs ($/ ounce gold)	657	624	601	680	632	620	586	610

Net income for the period (6) ($ in thousands)	10,948	14,476	11,937	14,546	20,837	9,036	15,016	11,411

Earnings per share (6) – basic ($)	0.03	0.04	0.03	0.04	0.06	0.03	0.05	0.03

Earnings per share (6) – diluted ($)	0.03	0.04	0.03	0.04	0.06	0.03	0.05	0.03

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	31,124	28,418	27,791	27,066	35,361	19,971	28,833	24,765

(6)	Attributable to the shareholders of the Company.

OUTLOOK

          As outlined above 2012 was a successful and transformative year for B2Gold. The Company set another record for annual gold production from La Libertad and Limon mines in Nicaragua. Our strong operating and financial performance at the mines, robust gold prices, and our lack of gold hedging and minimal debt, combined to leave us in a strong cash position at year end.

          Looking forward B2Gold’s objective is to continue our strong operating performance and financial results, optimize production at the Limon, La Libertad and Masbate mines and advance our development and exploration projects. In addition the Company will continue our demonstrated commitment to mining responsibly, focusing on safety, environmental protection and social programs at our projects and in the communities in which we work.

          The merger with CGA Mining, completed February 1, 2013, immediately adds up to 200,000 ounces of gold production annually, based on their interest in the Masbate producing gold mine in the Philippines*. B2Gold is now projecting approximately 385,000 ounces of gold production in 2013 from the three mines. With the mining of higher grade ore at La Libertad from the Santa Maria and Jabali pits, and the successful development of the Otjikoto mine in Namibia, currently in construction and scheduled to commence production in the fourth quarter of 2014, the Company is projecting annual production in 2015 of approximately 550,000 ounces of gold.

          Based on current assumptions and the potential development of the Gramalote Project (51% AngloGold Ashanti as manager / 49% B2Gold) our gold production has the potential to reach over 700,000 ounces annually in 2017.

Growth Strategy

          Since 2009 B2Gold has completed three acquisitions for assets in Nicaragua, Namibia and the Philippines. Management believes each of these acquisitions was accretive to our shareholders and has excellent expansion and exploration potential. B2Gold benefits from a proven experienced exploration team that has been very successful in discovering gold deposits and adding significant new reserves at existing mines.

          Over the last two years B2Gold shares have been one of the best performers in the gold sector. Management believes this is due to the Company’s consistent strong operating and financial performance and dramatic growth to date, and in the near term, from existing projects. While all gold producers are leveraged to the gold price, B2Gold’s strategy is to remain strongly leveraged to accretive production growth as well.

          Unfortunately, the gold sector as a whole has struggled in the markets, despite high gold prices, due to many examples of poor operating performance and lack of credible returns on investments in gold projects.

          Management believes that there will be significant acquisition opportunities in this environment for companies with proven technical teams and strong financial performance. While the Company’s near term focus is on optimizing production at the mines and developing our existing projects, we will continue to review acquisition opportunities. Our discipline toward acquisitions will continue to be focusing on projects that are accretive to our shareholders based on the existing asset. The Company will not pursue acquisitions that require the hope of exploration success or higher gold prices to be justified or accretive.

          In an uncertain time for worldwide financial markets, our priorities are: to continue our strong operating and financial performance, maintain a solid cash position, and focus on developing our growth projects, funding them largely from cash from operations and keeping debt at manageable levels.

          We are looking forward to another profitable and successful year in 2013.

*Based on CGA’s public disclosure.

OUTSTANDING SHARE DATA

          At March 26, 2013 there were 646,105,020 common shares outstanding. In addition, there were 23.1 million stock options outstanding with exercise prices ranging between Cdn.$0.80 to Cdn.$4.00 per share, and 1.9 million RSU. More information is disclosed in Note 12 of the Company’s December 31, 2012 audited consolidated financial statements.

CAUTION ON FORWARD-LOOKING INFORMATION

          This Management’s Discussion and Analysis contains forward-looking statements within the meaning of applicable securities laws, which reflect management’s expectations regarding the Company’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects (including the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Management’s Discussion and Analysis reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements including those listed in the “Risk Factors” section of this management’s discussion and analysis. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause the Company’s actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, shareholders should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Management’s Discussion and Analysis and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

          Additional information on the Company, including its Annual Information Form is available under the Company’s profile on SEDAR at www.sedar.com.